CALADRIUS BIOSCIENCES, INC.

106 Allen Road, 4th Floor

Basking Ridge, New Jersey 07920

(908) 842-0100

August 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Caladrius Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-206175)

Filed August 6, 2015 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Caladrius Biosciences, Inc. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement to 4:30 p.m. on August 28, 2015, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Keith Pisani of Paul Hastings LLP by telephone at (212) 318-6053.

Very truly yours,

CALADRIUS BIOSCIENCES, INC.

By: /s/ David J. Mazzo

Name:  David J. Mazzo, PhD

Title:    Chief Executive Officer